JM Global Holding Company

1615 South Congress Avenue
Suite 103
Delray Beach, FL 33445

July 22, 2015

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JM Global Holding Company Registration Statement on Form S-1 Filed June 16, 2015, as amended File No. 333-204995

Dear Mr. McWilliams:

This letter supersedes our previous letter to you, dated July 9, 2015, requesting acceleration of effectiveness of the above referenced Registration Statement. Pursuant to Rule 461 under the Securities Act of 1933, as amended, JM Global Holding Company (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, July 23, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Tim Richerson Tim Richerson Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP

             Graubard Miller